Evertect AG
Grafenauweg 8
6300 Zug, Switzerland

January 10, 2025

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	SiSi Cheng Claire Erlanger Jay Ingram Thomas Jones

Re:	Evertect AG Amendment No. 2 to Draft Registration Statement on Form 10-12B Submitted December 12, 2024 CIK No. 0002035989

Ladies and Gentlemen:

Evertect AG (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated December 20, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is confidentially submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) to the Commission, pursuant to the policy announced by the Commission on June 29, 2017, as supplemented on August 17, 2017 and June 24, 2020, for non-public review by the Staff prior to the public filing of the Registration Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
January 10, 2025

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments, page 79

1.	Refer to Adjustment (e). Please identify the adjustment on the face of the pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has identified Adjustment (e) on the face of the pro forma financial statements on pages 78, 79 and 80 of Amendment No. 3 accordingly.

2.
Refer to Adjustment (c). We note your disclosure that for this pro forma adjustment, you have assumed for this purpose that holders of 20% of the bonds will not accept the debt-for-debt exchange offer (and that holders of 80% of the bonds will accept the debt-for-debt exchange offer), except for $50 million of bonds due in 2031, where you have assumed that holders of 100% of the bonds will consent to an issuer/guarantor substitution. Please note that Rule 11-02(a)(10) of Regulation S-X requires that if significantly different results may occur, you should provide additional pro forma presentations which give effect to the range of possible results. Please advise or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. As a result of the limited information available to the Company at this time, the presentation of additional pro forma presentations is neither practicable nor meaningful due to the large number of possible scenarios within those presentations. However, the disclosure on pages 81 and 82 of Amendment No. 3 has been expanded to include the impact on Long-term debt, net of unamortized fees, Cash and cash equivalents and Net parent investment of a change in bondholder acceptance rates with respect to the debt-for-debt exchange offers.

Autonomous Entity Adjustments, page 80

3.	Refer to Adjustment (i). Please revise to discuss the material assumptions used and how the amount was calculated or determined. See Rule 11-2(a)(11)(iii) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 of Amendment No. 3 to state that the costs under the Transition Services Agreement are primarily for information technology-related functions and such costs are not expected to have a material impact on pro forma net income for the nine months ended September 30, 2024 or the year ended December 31, 2023, as the historical combined statements of operations for those periods already reflect allocations of costs for these services and the costs for these services under the Transition Services Agreement are not expected to be materially different from the costs allocated for these services in the historical combined statements of operations for those periods. The expectation that the costs for these services will not have a material impact is based upon the expected terms of the services to be provided under the Transition Services Agreement as of the date of Amendment No. 3 and are subject to change. However, any changes to the final terms of the Transition Services Agreement are not expected to be significant.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
January 10, 2025

4.
Refer to Adjustment (j). Please note that autonomous entity adjustments reflect changes in your costs resulting from agreements in place. Changes in costs that are not evidenced by agreements in place would ordinarily not be autonomous entity adjustment. Tell us your basis for including one-time stand-up costs expected to be incurred as autonomous entity adjustment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 3 to state that this adjustment includes charges from advisor fees from executed contracts with vendors related to the establishment of the Company as a standalone public company. Costs that are not evidenced by contractual agreements are not included in this adjustment.

Management Adjustments, page 80

5.
We note your management adjustments include recurring costs required to operate new functions as a public company. Please clarify whether these costs include costs reflected in Adjustment (i) that are related to the Transition Services Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as noted above and on page 76 of Amendment No. 3, the costs under the Transition Services Agreement are primarily for information technology-related functions. As disclosed in the management adjustments on pages 83 and 84 of Amendment No. 3, while Parent will perform certain information technology functions for a limited time following the Spin-Off pursuant to the Transition Services Agreement, these arrangements will not fully capture the benefits the Company has enjoyed as a result of being integrated with Holcim. The expected services to be provided under the Transition Services Agreement are limited in scope, and the Company expects recurring costs for information technology-related services beyond those services provided by Parent pursuant to the Transition Services Agreement in order to operate as a standalone public company. The information technology costs described as recurring costs in the management adjustments are incremental to those expected under the Transition Services Agreement. These information technology costs also are not evidenced by existing contracts, which further justifies their classification as management adjustments.

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Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
January 10, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3743 or brandon.vandyke@skadden.com.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP Samuel Cammer, Skadden, Arps, Slate, Meagher & Flom LLP Urs Kägi, Bär & Karrer AG Lukas Studer, Director, Evertect AG